

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 19, 2006

<u>via U.S. Mail</u>
Daniel V. Gulino
Senior Vice President & General Counsel
Ridgewood Energy Corporation
947 Linwood Avenue
Ridgewood, N.J. 07450

> **Re:** **Ridgewood Energy O Fund, LLC**
> **Ridgewood Energy P Fund, LLC**
> **Ridgewood Energy Q Fund, LLC**
> **Registration Statements on Forms 10**
> **Filed April 21, 2006**
> **File Nos. 0-51924, 0-51926, 0-51927 respectively**

Dear Mr. Gulino:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ridgewood Energy O Fund LLC

General

1.   Revise the Forms 10 of the P and Q Funds as necessary to comply with all
        applicable comments written on your Form 10 of the Ridgewood O Fund. This
        will eliminate the need for us to repeat similar comments.

2.   Please update your financial statements, as needed.

3.   The Form 10 registration statements will become automatically effective 60 days
        from the date of the first filing. See Section 12(g)(1) of the Securities Exchange
        Act of 1934. Upon effectiveness, you will become subject to the reporting
        requirements of the Securities Exchange Act of 1934, even if we have not cleared
        all comments.

4.   As done in connection with our review of the K,L, and M funds, please provide
        confirmation that the solicitation of the investors for the O,P and Q funds was in
        compliance with Regulation D of the Securities Act of 1933.

Business, page 1

5.   To assist investors in identifying the locations of the projects referenced in the
        registration statements, provide, as done on the website of Ridgewood Energy
        Corporation, a map that shows the locations in the Gulf of Mexico of each of the
        projects of the O,P and Q funds. Please indicate the status of each identified
        project on the map provided.

Projects, page 2

West Delta 95, page 2

6.   We note your discussion regarding your working interest in the West Delta 95
        field in which you state that you do not anticipate any additional costs to be
        incurred by the Fund as a result of the hurricane. However, we note your
        disclosure that additional costs will be incurred in order to recover the well
        operation due to complications and damage sustained in the hurricane. In this
        regard we note your disclosure that as of March 2006, $12.5 million has been
        spent by all interest holders to salvage the project since the hurricane.
        Additionally, we note your disclosure stating that "[T]he costs of recovery
        operation will be shared by the working interest owners in proportion to the pro-
        rata ownership." Please clarify and expand your disclosure to explain why you

believe you will not sustain any further costs given that you appear to be obligated to share in the costs to salvage the project. Please quantify your portion of the $12.5 million costs incurred through March 2006 and estimate any additional costs. Expand your Management's Discussion and Analysis accordingly.

7.   Avoid the use of technical terms or explain the relevance of such terms upon first use. We note such references in disclosure regarding the recovery efforts being undertaken with respect to the West Delta 95 project. For example, you reference specific types of equipment such as a "coffer dam", "lift boat", "derrick barge" and "storm packer" yet you do not delineate the importance or function of such equipment in the recovery effort. Please revise your disclosure accordingly.

8.   You reference your intention to submit an insurance claim for the recovery costs associated with the West Delta 95 project. Advise us of whether there is a risk that your insurance claim will not be covered or only partially covered by your insurance carrier. We may have further comment.

Acquisition Criteria, page 4

9.   We note the reference to risk factors that are considered in making an acquisition. Please disclose the material risks considered.

Oil and Gas Agreements, page 6

10.   Rather than refer to the seasonal risks impacting you during "hurricane season", specify the months that comprise hurricane season and indicate the time during which your operations potentially could be suspended due to such hurricanes. For example, disclose the long term impact resulting from hurricanes such as Hurricane Katrina that may continue to impact operations such as the West Delta 95 project months after the official hurricane season has ended.

11.   Please provide support for the basis of the manager's belief that oil and gas, if produced from fund projects, would have access to pipeline transportation.

Risk Factors, page 15

12.   Many of your risk factor headings fail to convey the material risk described in the disclosure below the heading. For example, but not limited to, "[t]he Fund faces competition,"and "[t]he Fund maintains a salvage fund," on page 18, and"[s]hareholders have limited access to information," on page 20. Revise your risk factor headings so that they succinctly delineate the material risk to investors resulting from the risk you are describing.

Additionally, many of your risk factors also fail to specify the impact to your business and financial condition resulting from the risk discussed. Please revise your disclosure accordingly. For example, but not limited to, the first risk factors on pages 15 and 17, the third risk factor on page 17 and the penultimate risk factor on page 18.

13. Given the concentration of your operations in the Gulf of Mexico and the recent hurricane season in 2005, provide a risk factor that specifically references the risks investors face resulting from the concentration of your operations in an area that is prone to hurricanes each season.

"The Fund's Investment Activities…," page 15

14. Remove the mitigating language that appears in the first sentence of the risk factor.

15. Provide, by way of example, a discussion of the unsuccessful properties or interests the funds have drilled that have proven to be dry-holes. We note for example, Eugene Island 357 and Main Pass 221 dry-holes found with respect to interests owned by the O, and Q Funds. Further tailor your risk factor discussion to reference the amounts expended or to be expended in connection with such dry- holes to date and identify the impact the discovery of additional dry-holes could have on an investor's investment in each of the affected funds.

"The Fund's exploration and production…," page 15

16. Tailor your risk factor discussion to provide a specific example of the insurance risk you face. Delineate, for example, the risk resulting from the unquantifiable dollar amount of insurance that you may be unable to recover from your insurance carrier(s) in connection with the recovery effort being undertaken with respect to the West Delta 95 project.

Tax Risks Associated With an Investment in Shares, page 20

17. Under the general heading "Tax risks associated with an investment in shares" disaggregate, under separate subheadings, the tax risks to the company and investors that are delineated in the disclosure that follows.

Management's Discussion & Analysis of Financial Condition and Results of Operation, page 23

18.   We note your statement of operations includes the line item "lease operating expenses" which you describe as expenses associated with the day-to-day costs of operating and maintaining wells and related facilities. Lease operating expenses are typically those incurred by operating producing wells, although you do not appear to have interests in currently producing wells. As such, please expand your disclosure to specifically identify the types of expenses included in "lease operating expense" and describe the associated operations to which they relate. We may have further comment.

19.   We note your disclosure on page 2 that your "primary investment objective is to generate cash flow for distribution to shareholders from exploration and possible development of oil and gas prospects in the off shore waters of Texas and Louisiana in the Gulf of Mexico on the outer continental shelf." Please expand your discussion of liquidity to address the following:

   - Please describe how the characteristics specific to oil and gas properties located in the area which you have focused your planned operations are expected to impact your ability to generate cash flows. It is our understanding that oil and gas properties located in the Gulf of Mexico frequently have high initial flow rates and a shorter production life.

   - Please indicate whether or not the scope of your operations enables you to use internally generated funds for the development of new oil and gas projects in the future.

   - Please indicate whether or not you have any arrangements in place to insure that you are able to continue to pay the management fee.

   - Please expand your discussion of liquidity to explain how your requirements to pay investment fees and management fees impact the levels at which you will use cash for purposes other than the investment in oil and gas projects. Indicate how this will impact your ability to generate cash flow for distribution to shareholders.

Exploration and Development Expenditures, page 26

20.   Supplement your disclosure by disclosing how long you anticipate you will be able to fund your operations with the cash you currently have.

Executive Compensation, page 30

21.   Although none of the executive officers received compensation directly from the
        funds, it appears that the compensation amounts paid to such executive officers
        are included in the overall management fee assessed by the manager. Revise to
        provide an estimate of the percentage of the management fee that is attributable to
        salaries of executive officers and further specify the amount of salary paid by the
        manager to the executive officers for the duties they perform for each fund.

Financial Statements

Statement of Operations, F-3

22.   Please identify your investment fees as a related party expense on the face of your
        statement of operations. Refer to Rule 5-03(2) of Regulation S-X.

Note 2 Summary of Significant Accounting Policies, page F-6

Asset Retirement Obligations

23.   We note your accounting policy indicating that for "proved" oil and gas
        properties you incur asset retirement obligations. Please expand your disclosure to
        address how you consider asset retirement obligations associated with your
        suspended drilling costs for which proved reserves have not been ascertained.
        Based on your disclosure it does not appear you have recorded any asset
        retirement obligations. Please address the following:

        •   Please disclose how you account for asset retirement obligations associated
            with unproved properties.

        •   Please quantify for us, by project your asset retirement obligations as of
            December 31, 2005.

        •   To the extent your asset retirement obligation is material, please provide the
            disclosures required by paragraph 22 of SFAS 143.

24.   We note your disclosure on page 7 suggesting that you are required to deposit
        funds within a separate bank account in order to fund your proportionate share of
        the asset retirement obligation associated with your projects. Please clarify
        whether this is a result of a contractual obligation and disclose any contractual
        terms. Please clarify whether these funds represent the present value of your
        current asset retirement obligations and how you determined that such funds are
        adequate to fund such obligations.

Syndicate Costs

25.   We note your accounting policy indicating that syndicate costs are costs
        associated with offering fund shares. Please describe to us in further detail the
        specific costs included in this category, including your administrative costs
        payable to the manager. Please expand your accounting policy to state that share
        offering costs only include direct costs of share issuances, if true, or otherwise
        advise.

Note 7. Transactions with Manager and Affiliates, page F-10

26.   Please expand your disclosure to explain in greater detail how the amount of the
        management fee was calculated for 2005 and what it will be for 2006. We may
        have further comment.

Supplemental Information about Oil and Gas Producing Activities, F-12

27.   We note you have labeled your supplemental oil and gas information as
        unaudited. Please clarify what amounts within your supplemental information are
        unaudited and revise your "unaudited" designation as appropriate.

28.   Please revise your costs incurred disclosure to disclose the categories of costs
        identified in paragraph 21 of SFAS 69. Refer also to Illustration 2 of paragraph
        41 of SFAS 69.

Asset Retirement Obligations

29.   We note your disclosure on page 3 indicating that the South March Island
        231well was plugged and abandoned. Please quantify your portion of the all asset
        retirement costs associated with this well and tell us how you have accounted for
        these costs as of December 31, 2005.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jon Duersch at (202) 551-3719 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.   Please contact Mellissa Campbell Duru at (202) 551-3757 or the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
       Daniel Gulino, Esq.
       Ridgewood Energy Corporation
       (201) 447-0474